Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

LAWSON SOFTWARE

Moderator:  Terry Blake

June 2, 2005/8:00 a.m. CDT

LAWSON SOFTWARE

June 2, 2005

8:00 a.m. CDT

Coordinator                                                                                Good morning, and welcome to today’s Lawson Investor meeting teleconference.  Following today’s presentation, there will be a formal question and answer session.  Until that time, all lines will remain in a listen-only fashion.  At the request of Lawson Software, today’s conference is being recorded for replay purposes.  Should you object, you may disconnect at this time.  I would now like to turn the meeting over to today’s host, Vice President of Investor Relations, Barbara Doyle.  Ma’am, you may begin.

B. Doyle                                                                                                  Thank you, Perry, and good afternoon to everyone calling in from Europe and good morning to everyone in the U.S.  Thank you very much for joining us today.  With me on today’s call are Richard Lawson, Chairman of Lawson Software and Co-Chair Designate of the new Lawson.  Richard

will cover the strategic positioning for our new combined company.  Also on the call is Romesh Wadhwani, Chairman of Intentia International and Co-Chair Designate of our new Lawson company.  Romesh will discuss the market opportunity for our new company.  Bertrand Sciard, President and CEO of Intentia International and Chief Operating Officer Designate for our new company, is also on the line.  Bertrand will highlight the value to customers of this transaction.  Bob Barbieri, Chief Financial and Performance Officer for Lawson and Chief Financial and Performance Officer Designate for our new company, is also on the line.  Bob will cover the terms of the deal and the financial value of the combination.  Romesh will then close the call with a summary and a recap of the benefits of this combination before we open up the call to your questions.

Please note that we will use the PowerPoint presentation accompanying our Webcast to facilitate the call.  You can also access the PowerPoint slides on our Web site at www.lawson.com or www.intentia.com.  Before we begin the call, please let me cover the Safe Harbor statement.  This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger and expectations that the transaction will be accretive to Lawson’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from the results expressed or implied in this presentation.  Such risk factors include, among other things, difficulties encountered in integrating the merged businesses, uncertainties as to the timing of the merger, approval of the transaction by stockholders of the companies, the satisfaction of all closing conditions to the transaction, including the receipt of regulatory approvals and whether certain market segments grow as anticipated, the overall competitive environment of the software industry and competitive response to the proposed merger and whether the companies can successfully develop new products to the degree and the degree to which they gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements made or implied in this presentation.  Additional information containing these and other risk factors is contained in the Risk Factor section of Lawson Software’s and Intentia’s most recently filed forms with the SEC.  Lawson Software and Intentia International undertake no obligations and do not intend to update these forward-looking statements to reflect events or circumstances after this announcement.

I’d also mention that Lawson Software and Intentia intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction.  Investors and security holders are urged to read this filing when it becomes available, because it will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents when they’re available and other documents filed with the SEC at the SEC’s Web page at www.sec.gov or through Lawson’s Web site at www.lawson.com.  So thanks again for joining us today and now I’m pleased to introduce our first speaker, Richard Lawson.

R. Lawson                                                                                        Thank you, Barbara.  It’s a pleasure to be here today to review this milestone agreement with Intentia International.  Some might say that Romesh and I are the elder statement of the technology industry, given that we have about 60 years of experience between us.  I’d say we’re putting those decades of knowledge and expertise to good use in what we’re announcing today and that is providing new energy to our two companies, Lawson and Intentia, and presenting a vision to create the largest software provider dedicated to the mid-market customer segment and providing them with a comprehensive ERP portfolio.  This market is underserved, this market is growing, this market is global, and this market is waiting for the right company to come forth to present a compelling proposition that recognizes and addresses the needs of these companies.

The big ER players aren’t doing it; the small ER players can’t do it.  Lawson and Intentia, as one company, can do it.  Today’s announcement is about two companies coming together at the right time for the right reasons, and the announcement reflects many months of thorough and diligent discussions among many Lawson and Intentia people.  A heartfelt thank you to all of your for your contributions in making this day happen.  I also extend my personal thanks to your families for supporting you through this process.

I’ll begin on slide four.  This combination is different from the software consolidation moves that have typified our industry of late.  This is a powerful combination of two very complementary companies that will have the financial scale, product and industry scope and geographic breadth to be a strong global competitor.  By complementary, I mean that there is little overlap in our products, our customers, our industry focus or our geographies.  Whatever gap Lawson or Intentia may have had as separate companies is now filled in or expanded from this combination.  For instance, Lawson provides financial, HR, procurement and retail solutions.  Intentia provides manufacturing, distribution and maintenance applications.  Lawson does most of its business in the U.S.; Intentia in Europe and Asia-Pacific.  Lawson’s industry focus is healthcare, retail, government, education and financial services; Intentia’s is fashion, food and beverage, wholesale, asset intensive and manufacturing areas.  The

Lawson brand will carry forward.  We will be in St. Paul, Minnesota; and St. Paul, Minnesota, will remain our headquarters with our international operations based in Stockholm.  We will continue being listed on the NASDAQ National Market.

On slide five, I’ll highlight our strengths as a new combined company.  We’ll center on our customers, products, market size, leadership and reach.  To highlight; customers, we will serve more than 4,000 unique customers worldwide.  Software, our brand product portfolio will encompass ERP, Enterprise Performance Management, Supply Chain, Enterprise Asset Management and CRM applications.  Market size, our addressable market expands from one billion to nearly six billion.  Scale, we will be the largest software provider dedicated to the mid-market with abilities of scale to the largest enterprises.  Reach, we will be in more than 40 countries worldwide and 40-plus languages and our vertical markets will now span across multiple sectors.

One advantage we have in combining our two companies is the common approach Lawson and Intentia have had toward product architecture.  We depict this graphically on slide six.  This approach is based on platform independence.  Key themes of this shared approach include a multi-tiered architecture, an open architecture, 100% Web deployable, scalable, high availability and low total cost of ownership.  In addition, given that Intentia and Lawson are among the top IBM eServer partners in the world, this shared vision going forward includes using open middleware standards, as we’ve depicted on slide seven.  Major benefits in this approach include investment protection, standards-based—

M                                                                                                                                    Adam from Asia-Pacific.

R. Lawson                                                                                        IBM-centric middleware, standards-based architecture, low total cost of ownership.  To sum up my view on slide eight, I’ll note that our two companies have been delivering value to customers for more than 20 years.  In fact, we are celebrating Lawson Software’s 30th anniversary of serving customers this week, June 4th to be exact.  Our respective customers know that our companies are built by people they can trust.  We’re committed to serving clients and we scale to meet the needs of the largest clients.  We have particular expertise in meeting the needs of clients in the mid-market.  Intentia’s strong customers support Lawson’s client manifesto, which we will continue.  We’ve stressed innovation by being architects of our own products and pioneers in open standards, including Lawson’s announcement of Landmark at our client conference in May.  Our customers also know the depth of our experience in serving our industries in the mid-market, which we will bring together in the new entity.

I’m also pleased to have Romesh join me as co-chair of the new Lawson.  We share a vision and we share a passion for the opportunities of our new company.  So now let me turn the call over to Dr. Romesh Wadhwani.

R. Wadhwani                                                                        Thank you, Richard, for the very kind words.  I’m very pleased to be announcing this combination of Intentia and Lawson this morning and, of course, afternoon in Europe.  There’s a unique fit between our companies, and Richard and I share a common vision for our future together.  His team is very well respected in the industry, as Intentia’s team, and we will indeed to great things together.  I’d like to expand a little bit on Richard’s overview with a few words specifically about the market opportunity for our company.

If you look at the combination of our two companies and the shared vision that underlies our technology platform, we are creating a combined company with a reach that is far broader than that of either company alone.  If you look at slide ten, you’ll see that the combined product set covers a very strong base of verticals, leveraging Lawson’s focus on the service industries and Intentia’s focus on the manufacturing industries.  The foundation for both our companies in core enterprise applications for managing customers and suppliers, managing financials and HR, managing manufacturing and the supply chain, and managing asset management applications that are relevant to customers in all industries.  On top of this set of general applications, there is a full range of industry-specific solutions across a broad range of manufacturing and service industries, ranging from wholesale distribution to government to education.  There will also be products that specifically target value-generating opportunities for customers in such areas as enterprise performance and business intelligence.  All these applications can be implemented as a suite or individually and they are usually coupled in industry terms sharing a Web service oriented architecture and a full commitment to open standards.

If you look at slide 11, this shows that this broader, deeper, richer product set that we just talked about greatly expands our addressable market.  We estimate that the new Lawson will have an addressable market of nearly $6 billion in terms of license revenue, particularly around our targeted verticals, as compared to an addressable market today of each company alone of only about $1 billion.  This market opportunity is also multiplicative, because in addition to the expanded product portfolio, we are gaining scale that reduces customer risk and it also makes us more attractive to larger customers.  It opens up opportunities in new vertical markets and, of course, there are extensive opportunities for cross-selling applications and an expanded geographic footprint.

If you look at slide 12, you’ll see the broad global reach of our combined operations.  We will be doing roughly 45% of our revenues in the Americas, 45% in Europe, 10% in Asia-Pacific, and we will have the operational infrastructure to serve customers around the world.  As Richard noted, the new Lawson will have operations in more than 40 countries and we’ll be serving them in more than 40 languages and, of course, we’ll have this balanced mix of revenues that I just talked about.

Now if you look at slide 13, you will see another very important element that makes this combination strategically powerful.  Industry analysts are united in believing that the great growth opportunity in the ERP industry lies in the mid-market customer segment.  The large corporate tier of the market spectrum is effectively saturated and this has, in fact, resulted in the consolidation of the providers that is ongoing in this segment.  The mid-market, though, is a very different story.  Our growth potential is now.  A large fraction of the mid-market organizations have yet to adopt integrated ERP solutions.  This is true in both developed-country markets across a wide variety of industries as well as in rapidly growing new markets, such as China.  At the same time, the providers to the mid-market are still highly fragmented and the company that succeeds in unifying this market segment we believe will reap dramatic rewards and certainly this was one of the powerful driving forces behind our combination.

When my company, Symphony Technology Group, first decided to invest in Intentia in February of 2004, it was precisely because we saw Intentia’s potential in this regard in the mid-market.  Lawson Software has also built a strong core business and capabilities targeted to meet the unique needs of this mid-market.  As a result, the combination of Intentia and Lawson is an unprecedented opportunity for capturing this mid-market.  We expect that the combined company will generate about three-quarters of its revenues in this segment of it’s ... organizations with revenues of between $250 million and $1 billion per year.  We also believe that our combination will position us better to serve larger customers in selected verticals.

Now, even though we are in the process of reconciling Intentia’s financials from Swedish GAAP to U.S. GAAP in order to provide pro forma financial figures, it seems clear that our new combined company will be the largest ERP provider in this mid-market tier that we have just defined.  Also, in most of the specific verticals that are part of our target markets, we will be larger than either SAP or Oracle.  This is not something that most software companies can say.  I truly believe that this is an unprecedented opportunity to take the leadership of the mid-market and to provide customers with a compelling new choice from a strong company.

Now I’d like to turn it over to my colleague, Bertrand Sciard, who will expand on the customer benefits of the merger.  Thank you.

B. Sciard                                                                                                 Thank you, Romesh, and good afternoon for the people in Europe; good morning in America, and I would say good evening in Asia-Pac, because we have people and customers in Asia-Pac.  Highlighting some of the new choice that meets their needs better is, in fact, the major driver of this merger.  We, both Intentia and Lawson, are ... committed to generating positive ... results.  We know the needs of mid-market customers and we design our products accordingly.  As we describe on slide 15, the new Lawson Software offers these customers an alternative that requires no compromise in terms either of global service and support or the strength of our solutions.  Let me note several points in this regard.  First is the scope of our enterprise applications.  We will be able to offer the rich functionality that companies need across all their application requirements, as Romesh has already described.  Second, we will offer a shorter timescale for implementation.  Our applications are preconfigured with the specific industry functionality that customers in different sectors need.  Our implementation timeframe can be measured in months, not the years frequently required by our largest competitors.  Third, our solutions do not require the substantial internal IT staff required to maintain the largest ERP solutions.  .... low demand on scarce customer resources.  This greatly reduces the total cost ...  This also reduces the cost of making changes, increasing the flexibility of our applications, compared to the largest ERP solutions.  In most cases, the solutions offered by companies that serve similar organizations lack the ability to expand and adapt as their needs grow and change.  This is my fourth point.  Unlike most business solutions, the Lawson solutions are scalable to many thousands of users, allowing the software to grow with the business and indeed to meet the needs of the largest organization.

Finally, we are the low-risk alternative.  The new Lawson solutions can be implemented without the dangers of the “big bang” that can disable business of the risk ... with small business solutions of having to deal exclusively through resellers.  That is the good news for customers from the product side.  As you can see on slide 16, the combination of Lawson and Intentia to create the new Lawson also is good news for customers in other respects.  Customers’ existing investments in Intentia and Lawson products are secure.  We are permitted to support and develop all competitions offers by either company for at least five years.  The combined company will have greater capability to continue to develop products, enhancements and new applications.  Doubling our size strengthens our ability to invest in further development of our applications and to provide ... customer service.  As Richard and Romesh described, we will have a wider and deeper product set for all our customers.  Together, Intentia and Lawson can serve more customers with more solutions throughout the world.

Finally, by combining forces, we will have the increased scale to be a long-term competitor in the industry.  Our customers will know that we are fundamentally committed to the market today and for the future.  We are their low-risk alternative.  The merger we are announcing today creates a more compelling value proposition for both existing and new customers.  Thank you very much, and now let me turn the call over to Bob Barbieri to discuss the transaction itself and the shareholder value creation opportunities created by this combination.

B. Barbieri                                                                                         Great.  Bertrand, thank you very much.  Hello to everyone around the globe on this call.  I appreciate your attendance to this.  I certainly know most, if not all, of Lawson’s investors and analysts, and I’m looking forward to meeting Intentia’s investors and analysts very, very soon.  This combination, dovetailing to what has been said, is a very important strategic combination.  There is little overlap in products, industries, customers or geographies.  As a result, the strategic fit provides clients with a compelling alternative from a financially strong competitor.  This combination strengthens our company across the board.  I’ve personally spoken to dozens of companies wanting to combine with Lawson.  When we evaluated the various alternatives this combination very quickly made sense to the executive team and our Board of Directors from purely an enhanced value creation opportunity of that stood alone.  The more we talked, the more evident the possible synergies became and I’m very pleased to be able to announce the agreement between the two companies.

Let me now summarize the terms of the deal, and you will find those referenced on slides 18 and 19.  It’s an all-stock transaction valued at $480 million U.S., based on May 31, 2005, closing price and currency rates.  This value is approximately 1.2 times Intentia’s fiscal 2003 revenues.

Under this offer, Lawson will issue approximately 81 million shares.  The swap: 0.4519 shares of Lawson stock for every Intentia Series B share and 0.5061 shares of Lawson stock for every Intentia Series A share.  The result of this is an ownership split for the new company that is approximately 57% Lawson equity and 43% Intentia equity.

We are now moving quickly, but diligently, to complete our S-4 proxy filing, which is the next significant leg in this journey after today’s announcement.  We expect to file the S-4, which will contain pro forma combined financials and detailed findings during the month of July.  We certainly expect to be able to close this transaction inside of this calendar year, but we’re aggressively moving to close that transaction as soon as we can.  The deal is subject to shareholder approval, as well as all of the customary legal and regulatory approvals.  The combined company will carry the name Lawson Software and will continue to be traded on NASDAQ under the ticker symbol LWSN and we plan to have a secondary listing on the Stockholm Exchange, per their exchange requirements.

We have today announced the strong leadership team that represents both companies, including Richard Lawson and Romesh Wadhwani as co-chairs, Harry Debes as incoming chief executive officer, Bertrand Sciard as chief operating office, and my continuing role as chief financial and performance officer.  I’m personally excited.  I’ve spent time with all the folks involved and I’ve spent telephone time with Harry Debes, and there is a commonality of passion, of vision and experience, so this is going to be a very exciting time for each of us as this is a very impactful team that I feel terrific about.

The board for the new company will also be strong, combined with nine total directors.  Three of those directors will come from Lawson’s current board, including Richard Lawson; three directors from Intentia’s board, including Romesh Wadhwani; Harry Debes, our incoming chief executive officer; and two new directors to be appointed.  As you’ve already heard, this is a substantially sized company, approaching about $1 billion in revenues with over 3,500 employees worldwide and over 4,000 customers in 40 countries.  Our corporate headquarters will remain in St. Paul, Minnesota, in the U.S., with international operations headquartered in the Stockholm area in Sweden.

The process of reconciling Intentia’s historical results from Swedish GAAP to U.S. GAAP is underway.  That reconciliation and baseline on U.S. GAAP will provide us not only with a pro forma historical statement, but with a strong baseline to finalize our forward-look expectations.  The financial profile of the two companies starts on slide 20 in the presentation.  The first thing you’ll notice is the comparable size in terms of revenue, with Lawson at $364 million for our last reported fiscal year and Intentia at approximately $406 million for their last reported fiscal year.  I’d also like to point out that our companies have already done a strong job over the last 12 months of reducing costs and improving underlying profitability.  The operating income and net income numbers shown include substantial charges for severance and facility consolidation as part of each company’s individual transformation plan.  Those costs are approximately $3 million for U.S.; and for Intentia, about $27 million U.S.

Our balance sheet, once combined, will be very strong inside of that combination with about $275 million in cash and less than $50 million in debt.  We see a tremendous formula for profitable growth in this combination that you can start to see on slide 21.

Once the integration is complete, the new Lawson Software will be on a fast track to profitable growth.  Our formula for sustained growth and profits is a function of four factors.  First, the combination of the two companies itself will create opportunities for significant growth.  The strong presence in the U.S. creates penetration opportunities for Intentia’s manufacturing and related applications in that geography.  Likewise, we’re opening the door for rapid growth of Lawson’s applications for the service industry in Europe and Asia, where Intentia is already the second largest ERP vendor in Europe.  The new Lawson will have the scale to continue to invest in product develop and innovation in an efficient and effective manner through development groups in St. Paul, Sweden and through each company’s offshore development business partners.  This will keep us on top of the industry with contemporary solutions.  We will also have more effective marketing, including both spend and reach, than either company alone to better hit and impact our target markets.

Third, we’ll continue the strong commitment to cost control and operating efficiency that each of the companies individually as made in the recent past.  The progress that Lawson and Intentia have made in reducing costs shows that, individually, we have been serious about taking measures to ensure operating efficiency and, together, we can speed those processes dramatically.  We also anticipate taking the necessary steps that may involve short-term G&A costs to build high-quality global processes at the Sarbanes-Oxley 404 level, but have the utmost confidence that the Lawson team, as well as the Intentia team, once combined, will have the ability to implement world-class processes.  This will not be viewed as a holding company.  We will be an integrated global power in providing enterprise solutions.

Finally, as we’ve noted, the nature of the two organizations means that the cost of integration will be minimal and can be done quickly.  Overall, our current expectation is that this transaction will be accretive to earnings in the first year after the close of the transaction.  We’re going to provide more financial guidance and expectations when we do have our pro forma financials reconciled at around the time of the S-4 filing in July.  In summary, thank you very much for joining us today.  I’d like to now turn it over to Romesh for some closing comments.  Romesh.

R. Wadhwani                                                                        Thanks, Bob.  In closing this conference call, on behalf of all my colleagues today, let me say that the Boards of Directors and the senior management teams of both companies strongly believe that the new Lawson Software is going to be a great winning combination.  We understand the unique needs of the mid-market segment.  We have a broad and complimentary offering of products and services.  We have unmatched experience reflected in our people and the domain expertise that they bring to the markets that we serve.  This combination will make the new Lawson the right choice for customers worldwide with proven success in the global mid-market in particular.

In closing, I’d really like to reemphasize that Lawson and Intentia complement each other perfectly.  Speaking as one person, I can’t imagine two better companies to combine to create this powerhouse for the mid-market client.  Together we’ll have a powerful product offering and true global reach.  We share a common business culture and this is centered on delivering great customer results, and we share a common technology vision as well.  Together we multiply the addressable target market to include almost all industry segments across mid- and large-sized organizations.

Finally, combined together, we have the scale and the financial strength to compete effectively in a consolidating industry while generating rapid increasing in profitability.  So combining our two companies, Intentia and Lawson, to create the new Lawson Software provides a compelling choice for customers, for investors and for the employees of both organizations.  I am really looking forward to the bright future that I think our combined company has.  Thank you.  Barbara.

B. Doyle                                                                                                  Thank you, Romesh.  This concludes our formal remarks.  We will now open the call to questions from the audience and we’ll take as many questions as time allows.  Perry, could you please open the call to questions from our audience.  If I could ask that you please note if your question is directed to a specific speaker; otherwise we’ll handle it appropriately, so, Perry, if you could open up the call?

Coordinator                                                                                Our first question comes from Adam Holt of JP Morgan.

A. Holt                                                                                                         Good morning.  First a couple of numbers questions.  If the release that I’m looking at I’m reading correctly, it looks as if Intentia actually was EBITDA negative in the March quarter.  Can you talked a little bit about the components of that and also how you plan to drive accretion in the first fiscal year.

B. Barbieri                                                                                         Sure, Adam.  I think one of the things that we all need to be sensitive to is Intentia, as well as Lawson, but certainly more recently Intentia has undergone a very dramatic transformation plan.  Inside of that, they’ve taken a number of steps to take costs out.  So the numbers that are shown are fully burden with all of the restructuring and related costs associated with both hard good restructuring, as well as people restructuring, so they are fully burdened with those.  So what is your pass to accretion?  First we believe much of the Intentia transformation plan they’ve already made the decisions and put in place that in the past.  They’ve yet to enjoy the benefits.  I think their Q4 was more indicative of where they can get to, but certainly it’s in early stage.  As you examine Intentia, Romesh’s experience and connection with them happened a little bit more than a year ago when Symphony made its initial investment.  Bertrand joined somewhere mid to late summer; so much of that transformation was kind of catalyzed by those two events and is more recent.  I would say they made great progress in moving cost points, moving processes and moving the organization to a very different place with very good momentum right now and the good future.  They have yet to be able to reap those benefits.  Early indications in Q4, but that benefit case is certainly forward.

I think, to a lesser degree, the same thing is true for us, Adam.  One of the things that we look to do is we’re going to integrate the two companies.  It’s not a holding company strategy.  We’ll also accelerate each company’s individual transformation plan into one global transformation plan.  So when we chat with you in approximately a month or so, we’re going to take you through details of synergy adjustments and some details of continuing transformation on a global integrated basis.  You’ll be able to get more color, but we feel very good about this transaction being accretive inside of the first year.

A. Holt                                                                                                         Is there any way to quantify what the transition plan means in terms of, going forward, operating expense, reductions and/or personnel reductions?

B. Barbieri                                                                                         What we have decided to do, Adam, is hold off on the specific numeric dialogue until we complete the S-4 and we will have a set of both conference calls and meetings to get into that level of detail.  But in fairness to the process, we want all the investors to have a fair baseline for what the conversion to U.S. GAAP means on a global basis, and we will take you through those details.  We’re not in a position to do that on today’s call.  We wanted this information to get into the market, but we will be following up with those details.

A. Holt                                                                                                         Okay.  Just lastly, in terms of thinking about the product synergies going forward, do you anticipate them being more from a vertical and positioning perspective or do you see opportunities to actually, from a technical perspective, make the product sets more closely aligned?

B. Barbieri                                                                                         I’ll start and maybe, Romesh, you can kind of amplify.  As we examined our product sets, again, dovetail to what you’ve heard in our prepared remarks, are very complementary.  Adam, you’ve been with us for a while; you know how we go after the service vertical in a deep way.  Intentia goes after the manufacturing vertical.  We certainly have certain product categories, like financials, that do have overlap.  Basically we will have a new product roadmap that supports all existing customers, brings kind of a clear and easy migration path to future releases.  But the other interesting thing is both companies connect with the Landmark application development platform probably in such a unique way, there was no other combination that would come close.  In fact, in early R&D discussions in Sweden, the R&D team at Intentia was so intrigued that they had envisioned something like what we came out with just recently in Landmark, but they were very early stage and only thinking about would something like that be possible?  So I think the global potential for us pulling those product sets together and having a global integrated product roadmap on top of already robust products from each side is very powerful.  What I’d like to do is maybe, Richard, you could comment on that.

R. Lawson                                                                                        Yes, Adam, I’d talk about the technology.  One of the great strengths of this combination is the common technology platforms we both enjoy.  Sometimes when you see companies merge, they have completely different technology base, which would be very extensive to rewrite or overcome or double maintain.  Our companies have a strategy and the same technology area and the same infrastructure; plus with our new technology that we came out with on service-oriented technology plus the

Landmark, we see this as extremely complementary.  So the ability to merge the companies from a technology point of view is extremely strong at this point in time.

R. Wadhwani                                                                        Adam, if I could just add to that, if you think of our combined product portfolio in three groupings, one group would consist of core applications for specific vertical markets.  There our plan is to continue to support Lawson’s products in the service industries and continue to support Intentia’s core products in the manufacturing industries that are really the core target client base for Intentia.  If you take the second group, which would be applications that could be commonly shared, for example, finance and HR, there our thinking is to take the best from the two companies and leverage those common applications across the clients of both companies.  Just as an example, in the financials and HR area, Lawson has very strong offerings; and in the manufacturing area, Intentia has very strong offerings.  Our plan is to cross-sell these applications into the combined global market for the combined company.  The third grouping would be around new product opportunities and these range all the way from new applications to be built on the Landmark platform technology that Bob and Richard just talked about, as well as new applications in the analytics and business intelligence area, which we feel represents a very high growth opportunity.  But these new applications will be built as common applications that will be leveraged by the combined company across multiple verticals.

A. Holt                                                                                                         Great.  Thank you.

Coordinator                                                                                Our next question comes from Prim Lavonte of the Stanford Group.

P. Lavonte                                                                                       Thank you very much.  Just a couple of questions for you.  For those of us that aren’t as familiar with Intentia, could you kind of go over the competitive environment over there and just comment in general on the selling environment in Europe.

B. Barbieri                                                                                         Bertrand, can you take that?

B. Sciard                                                                                                 Yes, I can take that.  We are clearly one of the leaders in the European market.  As you may have seen, we have almost the same position that Lawson has in the U.S.  We have the same position in Europe, a strong position.  We are a dominant player in the Nordics, which means the Scandinavian countries.  We are one of the dominant players in France, in U.K. and Ireland and also in what we call Da, which are the German-speaking countries.  We also have a very strong presence in Asia-Pac.  If you look at the Australian/New Zealand market, even though it’s a huge country, but a small market, we are seen by many people as number two and number three in this market.  We are also seen as a key player in Asia, mainly focusing on North Asia; North Asia being Japan, South Korea and Greater China; Greater China being Hong Kong, Inland China and then Taiwan.

If you look also from the product point of view, we are very, very focused now on verticals.  We are addressing basically four or five key verticals.  The first one is fashion; you would say maybe apparel in the U.S.  We are seen I think by almost all as number one and number two in this market.

Strong positioning in the food and beverage, mainly in the fresh food industry, bakery, poultry, dairy and this kind of market; a strong presence in the over-the-counter wholesale market and strong presence in manufacturing or in asset-intensive management.  When I joined the company, this is what I did.  We went from 30 verticals where we were a little bit of a DIY company to be very focused on these key verticals.

P. Lavonte                                                                                       Okay, great.  Just secondly, looking at your most recent financials, it looks like you guys are very heavy in professional services revenues and maybe, Bob, you can comment on this.  How does that sort of fit into the current model and is that something that’s systemic in the market in Europe or are we going to see more of a shift into the license and maintenance going forward?

B. Barbieri                                                                                         Certainly there are geographic differences and sensitivities that we have, but just so people are not distracted at all, we are a global product company and we’ll continue that.  Around the globe, there will be different requirements for services, needs to augment products, in both our transformation and our strategic planning process that we’ll continue and actually be more explicit with shortly.  You will see where we take that, but I would say certainly the long-term combined model will be a product company with robust and continuing maintenance as a source of revenue as well as a world-class consultancy group supporting product services as well as related IT support needs from its customers.  Romesh, would you have anything to add?

R. Wadhwani                                                                        Yes.  I think the way in which Intentia has grown up over the last many years is focused more on professional services revenue and less on maximizing its maintenance revenue.  It was only after Symphony’s investment about a year ago and then Bertrand’s joining as the CEO that we began to focus the company exactly the way Bob said, which is more around product license revenue, more around maintenance revenue.  At the same time, because professional services can be a very profitable business and because it adds a great deal of value to clients and helps reduce the total cost of ownership, if done properly, we felt there was an opportunity to significantly improve the margins of the business.  So last year, in the third quarter, when we did a major restructuring of the Intentia business and reduced the headcount by several hundred people, a significant part of that was in the services organization with a view towards improving the efficiency, effectiveness, utilization and gross margins in the services business.  The benefits of that have begun to show in Q4, because Q4 last year, as with all Q4s, is a seasonally strong quarter.  In that strong quarter, we were able to see service margins improve from single digits to the mid-20s, which is a very healthy improvement.  So over time, expect to see two trends.  One is that there will be a greater focus on products and maintenance, which will drive up gross margins overall and will create a common business model for the combined company.  Secondly, even in the services business that we do have, expect to see higher margins that we will achieve through a combination of continuing streamlining of the organization as well as automation, wherever that makes sense.

P. Lavonte                                                                                       Okay, great.  Thanks, and just one last question for you, Bob.  You guys have done some restructuring over the past year and more realigning your cost structure while still supporting that vertical strategy.  What are the challenges going to be with integrating Intentia into that strategy?

B. Barbieri                                                                                         I think the advantage we have is we do not sit largely in the same geographic zone; we do not sit inside of the same verticals.  So as a result, we’re not really requiring a ton of heavy lifting deciding who is best positioned in the U.S. vertical market as well as having two teams doing exactly the same type of work.  Certainly there’s always going to be kind of common activities that you could clearly streamline and we will do that.  But then the decision will quickly go complementary; how do we take their robust manufacturing capabilities where they strongly position themselves in Europe.  How do we take them to the U.S. and how do we take some of our service capabilities to the parts of the globe that we’ve only begun to scratch the surface of penetrating?  I’m not going to minimize it; certainly a lot of intelligence and hard work will go into it, but we feel very good that we have a clear sight and a clear vision to getting all of that done.

P. Lavonte                                                                                       Alright, guys.  Thank you and congratulations.

B. Barbieri                                                                                         Thanks.

Coordinator                                                                                Our next question comes from Lee Axel of M. Ridge Capital.

L. Axel                                                                                                           Thanks for taking the question.  This is for the Lawson executives.  I’m trying to understand your reasoning here.  You’re buying a business basically that, if I got this right, hasn’t made any significant profit almost ever.  I think they’re losing money for six years; has gross margins that are significantly below yours at 34%.  It seems like they’re not selling to the same verticals, so it will be difficult to cut sales and marketing expenses and get leverage that way.  Our starting position is that Lawson is now in its own transition, so I’m somewhat confused as to why you would make that acquisition today when you are dealing with these same issues yourselves and I’m not sure this takes you to the next step financially.

B. Barbieri                                                                                         Lee, thanks for the call and it certainly is a good question.  This is where we gain comfort and we certainly want to transfer comfort to you and the folks on the call.  Had it not been for the transformation plan that we’ve reviewed and gone through that Bertrand has quarterbacked, with kind of Romesh’s participation on the board, I would agree with you.   If we were to buy a company like this and you had a management team that did not have a plan, did not have any capability to transform the business, that would be a much higher-risk move.  However, the plan that Bertrand is taking the beginning steps on and that Romesh has catalyzed and hired board around is a strong one with great momentum already taking place and heavy lifting to streamline processes and costs, combining field organizations.  They’ve done a lot of the heavy lifting.  Unfortunately, from an opposite standpoint, you have yet to see the benefit.  Now that is not the only benefit, because, once combined, that plan can move faster.  We believe our plan can move faster, so we think it’s a very good opportunity.

Said differently, if we had waited on that for proof points of the plan, I think both of our values would continue to move and each board had to make a tradeoff.  Do you wait for greater evidence and pay a much higher price or do you accept the plan, get very comfortable with it and get comfortable with the personalities, experience and the track record of the individuals involved, which we did, and say, “We can help them accelerate the plan.”  But again, it’s not an organization that’s flatfoot; it’s not an organization that we need to dig them out of a hole.  It’s an organization that’s already done the heavy lifting.  We just have not seen the benefits and that’s our job to bring those home together in this coming year.  Romesh, I would like you to amplify also.

L. Axel                                                                                                           I’m not challenging and arguing that the management team is not capable.  However, it will be some turnaround to take 34% gross margins and six years of losses into a sustainable 15% operating margin, which is what you have stated as your goal.  Do you agree that that will be quite a turnaround?

R. Wadhwani                                                                        Let me amplify what Bob just mentioned here.  Your question is obviously a very good question and is at the heart of really, in fact, the future upside and the future opportunity for the shareholders.  The first this is, when we invested in the company a little over year ago at Symphony, the negative was exactly what you mentioned, which is here’s a company that hasn’t made money in a long time and its seven-year trajectory was flat.  The big positive was that it had an extraordinary customer base, over 3,000 clients, mostly in Europe, but all over the world.  It had just completed going through the pain of making the technology transformation, because it previously had a suite of products that ran on the IBM I-Series platform, written in the old RPG language, and it had spent six years and many, many tens of millions of dollars, or certainly over $100 million, redeveloping and reinventing its enterprise software in Java and able to run across multiple platforms.  As we looked below the covers, we found that a significant part of the reason for the losses that the company had had to do with this technology transformation.

The second thing we found was that the company was not as streamlined as it needed to be.  Just as an example, it had some 24 or 25 business units in Europe alone, each running more or less autonomously, and it had no plans for offshoring.  All the product development was being done in

Stockholm or nearby.  The services organization was running at low single-digit margins, but all of these are problems that can be handled, if you know how to handle them and if you’ve handled them before.  What other people saw as a problem we saw as an opportunity.  So we went in and made the investment at that time, working with the board members.  We were influential in bringing in the new CEO.  We were influential in bringing to the board very strong leaders from within the software industry, like Paul Wahl.  Paul was most recently president of Siebel; before that, he was president of SAP North America.  He was on the executive board of SAP.  The idea was to upgrade the organization, upgrade the board and streamline the organization.  Of course, once Bertrand Sciard came in as CEO in May of last year, we began the process of transformation.  Bertrand put in a plan in about six weeks; began the execution of the transformation plan in July.

If you look at last year as a whole, calendar 2004, Intentia reduced its headcount by approximately 700 people.  When you take 700 people out in Europe, it’s an even more painful thing to do than taking out 700 people in the U.S., because you have to go through Works Councils.  The restructuring costs are significantly higher on a per-person basis in Europe compared to the U.S., because of compensation policies there.  We decided that 2004 was going to be the year of taking those big restructuring charges, reducing the headcount, making a big step forward in the transformation of the company, shrinking the number of business units down, consolidating them from the 24 or 25 to just three major regions in Europe, strengthening the leadership team, and all these actions have occurred.  So these aren’t things that Intentia plans to do; these are things that Intentia has done.  A significant part of the transformation that you would expect in this kind of combination has already happened.  Through that, Intentia’s stock price has progressively risen from the time at which we went in, reflecting the benefits delivered and the benefits expected to be delivered this year and in subsequent years, coming out of the transformation of Intentia.

To Bob’s point, a lot of actions have already been taken, the benefits of which will start showing up quarter by quarter this year.  When I say,

“Quarter by quarter this year,” we have to factor the seasonality of the business, just as every enterprise software company has sort of different levels of revenue that it achieves based on whether it’s the first quarter or the fourth quarter of the fiscal year.  The same is true of Intentia; the biggest quarter is the fourth quarter, the fourth calendar quarter.  If you look at the fourth calendar quarter last year, which was the first quarter following some of these major transformation actions, you will see that the company was attractively profitable.  It achieved revenue growth.  It demonstrated 23% to 25% gross margins in services, so all that was sort of the validation that the transformation strategy has begun to take hold.

Now there’s a second piece of the transformation, which takes longer, which is underway, and that piece of the transformation has to do with increasing the focus that Intentia has around maintenance revenue.  Traditionally Intentia has not been very good at focusing on maintenance revenue; that is changing.  But when you have signed maintenance contracts with clients, you change them very carefully and you change them in consultation with our clients, because we don’t want anything less than great partnerships with our clients.  We are already beginning to see the initial benefits of increases in maintenance revenue and that stream of maintenance revenue will continue to grow year after year and quarter after quarter.

A second area of continuing improvement is around operating the sales organization to focus more on license revenue as compared to focusing only on services.  There, again, we are seeing significant improvements in terms of the strength of the sales pipeline and the progressively increasing license revenue numbers that we have achieved in Q4 last year and we expect to achieve this year.  So if you take the transformation actions already taken last year, if you take the transformation actions underway and if you take the acceleration of the transformation actions that we will engage in as a result of this combination, Bob’s point is absolutely right.  The Lawson board had to make a decision as to whether Intentia was the right partner.  It concluded that Intentia was the right partner.  It had to make a decision as to whether Intentia was sufficiently far along in its transformation planning and execution; that its expectations of future performance were, in fact, credible.  I would say both boards reached the conclusion on a reciprocal basis that the Lawson board believed that Intentia’s transformation plan had made sufficient progress; that expectations of future performance were, in fact, substantial and reasonable.  Vice versa, Intentia’s board reached the conclusion that Lawson, with all its great assets, also has significant opportunity to improve its financial performance in ways that are very credible.  When we both looked at that and we overlaid on top of that one other very, very important fact, which is that this industry is consolidating and the industry is not waiting to ask you or ask me or ask Richard Lawson when is the right time to consolidate.  It’s consolidating right now.  You’ve seen some of the actions that Oracle has taken; the fact that even SAP, for the first time, is actually willing to make offers to buy other enterprise software companies.  I think both boards felt that this was the right time, this was the right place and, while it’s true that, in some ideal world, you might have done this three months ago or three months later, we all are part of a much bigger market and, in that bigger market, the timing is now.  The reason that the timing works anyway for this combination is that both companies have already taken significant transformation action and have, I think, a very aggressive and powerful transformation plan for the combination that we think will deliver great value to the shareholders of both companies.  I apologize for the long answer.

L. Axel                                                                                                           Does management still stand by the 15% op margin for the combined company?

B. Barbieri                                                                                         Lee, we’re not granular there, but at least my own personal anticipation is I think the combination will certainly look to numbers like that.  I will get granular with you when we come out with the S-4.  But I don’t see anything that would be a barrier to the same kind of targets you and I have discussed in the past, and I think I’d see an acceleration.

R.  Wadhwani                                                                     And let me add something.  Naturally I wear two hats here in this combination.  Once this combination closes, I’m going to be one of the largest shareholders, if not the largest shareholder, in the company and, of course, Richard and I will be co-chairman of the company.  I can tell you, speaking as a shareholder now, wearing the same shoes that you wear, I would be incredibly disappointed if we did not exceed the 15% target that Bob has talked about.  Certainly, if I find that we are, for whatever reason, falling short of those targets, you can rest assure that as co-chairman, and by the way, both of us are big shareholders—Richard and I are about equal in terms of our percentage ownership in the company and both of us are co-chairman—rest assured that both of us will do whatever it takes for incremental transformation actions to make sure we achieve that 15% number.

L. Axel                                                                                                           Great, terrific.  This is what we’re trying to understand, so I appreciate the clarity.

B. Barbieri                                                                                         Thanks, Lee.

L. Axel                                                                                                           Thank you very much.

Coordinator                                                                                Our next question comes from Brian Corvill of Mentor Partners.

B. Corvill                                                                                               Good morning.  Are there lockups covering the Symphony shares at least post-closing and perhaps the Tennenbaum shares as well?  If so, when do they expire and what are the other major terms?  Secondly, just for clarification, do Bob’s comments about conversations with dozens of other parties mean that Lawson conducted a formal active review of strategic alternatives or is that a reference more to informal, low-level conversations over the last several years?

B. Barbieri                                                                                         Romesh, do you want to describe the lockups to Symphony and Tennenbaum as part of this?

R. Wadhwani                                                                        Yes.  Both Symphony and Tennenbaum have committed to vote their shares in favor of this deal.  While I don’t have the legal documents in front of me, so please forgive me if I make a mistake here, my recollection is that both of us are locked up until the completion of the merger or until six months after the termination, if, for whatever reason, the merger does not close as currently expected.

B. Corvill                                                                                               So there’s no actual restriction on your ability to sell shares post-close?

R. Wadhwani                                                                        There is.  I just mentioned the first half of the commitment.  The second half of the commitment is that there is an extended period of time post-close during which neither Symphony nor Tennenbaum can sell their shares.

B. Corvill                                                                                               And how long is that?

R. Wadhwani                                                                        I don’t have the details here in front of me, but we can get that to everyone on the next call that we have.  My recollection is that, for the first 90 or 180 days, zero shares; and then following that, only a percentage of our shares going out for several more months.  Having said that, I can’t speak for Tennenbaum, but I can certainly speak for Symphony, because I am the principal, near 100%, shareholder of Symphony.  No matter what the agreements say, it is not our intention to sell shares post-closing.  We think this combination is a great combination.  It has the potential to create a company significantly greater than $1 billion in revenue.  It has the potential to achieve significantly greater than the 15% operation margin we were just talking about.  As a result, I think it has the potential to create shareholder value multiples greater than is reflected in the stock price of either company today.  Since I’m a very long-term investor and I’m a long-term strategist, I’m a long-term believer in business transformation, we have absolutely no short-term plans to do anything with our stock other than to continue to build value in that stock.

R. Lawson                                                                                        Let me add to that, Romesh, just a little bit.  That’s also true with the two largest shareholders at Lawson, myself and John Cerullo.  I believe the actual thing is that, for 90 days after the close of the deal, 90% of all of our shares are locked up.  Then there’s a sliding scale from that forward, but the same as Intentia.  We see this as a growth opportunity and a future opportunity; this is not a short-term opportunity at all for the largest shareholders in the company.

B. Corvill                                                                                               And the question on strategic alternatives.

B. Barbieri                                                                                         The strategic alternative question, as folks have been with us, one of the flexibilities and the advantages that Lawson has had is because of the financial strength we’ve had, even fighting through a turbulent environment as well as running through a transformation.  We’ve had and maintained cash generation that’s been additive to a very robust balance sheet, so we have not had to make moves.  Many other companies have ended up in the desperation category.  We’ve studied the whole landscape from two views: companies that we can buy, and we’ve done several smaller acquisitions that most of you know about; companies that were more merger-like; and then, third, companies who may find Lawson as attractive.  We did understand the full landscape.  When we considered those, we put them through a number of gates.  Gate one would be a technology fit.  Gate two would be sources of financial and shareholder value creation.  Gate three would be sustainability of any of those values.

Unfortunately, a lot of the properties fit into you can come in, you can slash and burn and take costs out and then what?  There are so many properties and transactions going down right now that basically do an initial cost take-out and then are left with a disparate set of products and disparate and dated set of commitments to its customers where sustainability is not only suspicious, but probably not available, so it was very few.  Lawson I think has always remained kind of an interesting target, but sizable enough that wasn’t for anyone.  I think it was public knowledge we, at one point a couple years ago, had discussions with Oracle, but never got to a satisfactory mutual commitment, and they decided I think to do what they did with PeopleSoft.  As a result, I think we had pretty thoughtful views, including outside advisors, but it was always shaped by Lawson has never needed to be desperate.  We’ve always had contemporary products.  I think the Landmark announcement means we continue to reinvest, even in turbulent times, so we’ve got the flexibility to think through and make the right decisions.  We think that the latent power of this combination is very, very significant.  The old Wall Street maxim “buy low, sell high;” the challenge with buying low, as people say, “Well, if you bought low, what’s wrong with it?”  For both companies, I think this was a merger of two people that are maybe at low points in their history and I think the whole “sell high” thing is future to come. We think there’s a lot of value and we’re just early on in kind of understanding it, but we believe is very powerful going forward.

B. Doyle                                                                                                  Anything else, Brian?

B. Corvill                                                                                               Not right now.  Thank you.

Coordinator                                                                                Our last question comes from Lee Dunlap of Cargo Investor Services.

L. Dunlap                                                                                            Good morning, gentlemen.  I just want to clarify the deal prices.  What are the Lawson shareholders required to approve?  Is it the issue of new capital and what is the level of votes required to do that?  Does it have to happen before the offer starts?  Could you just answer those questions?

B. Barbieri                                                                                         Yes, we can do that.  This is legally a tender offer for Intentia shares.  Now there are two sets of requirements on each side of the transaction.  For the Intentia shareholders, there’s a 90% requirement.  For the Lawson shareholders, there’s a 50% requirement for approval of the deal.  So you have an approval of the deal for Lawson shareholders at greater than 50%, and you have a 90% requirement for tendering Intentia shares.

L. Dunlap                                                                                            And that approval of the deal, is it an approval for the issue of new shares?

B. Barbieri                                                                                         Yes.

L. Dunlap                                                                                            Okay, and just two more questions.  The other one is can you just clarify the regulatory authorities required to clear the transaction?  Is it FTC and EU, and have you just started initial discussions with them?

B. Barbieri                                                                                         The gating of that is the completion of the S-4.  Once submitted, we will deal appropriately and we’re taking all the preparatory steps to deal with the regulatory environments on either side of the transaction to lead to a successful transaction.  We’ll be responsive.  We don’t anticipate any long-term problems, but certainly I think regulators deserve the right for us to be very transparent and forthcoming with responses to whatever they may require from us, and we’ll be prepared to do that.

L. Dunlap                                                                                            Do you know whether it’s EU, the local authorities and FTC?

B. Barbieri                                                                                         I’m sorry.

L. Dunlap                                                                                            Do you know whether it’s the EU that’s required to approve it or the local European authorities?

B. Barbieri                                                                                         Bertrand, maybe you can help with that.

B. Sciard                                                                                                 Not really, but I don’t think we have to go through the ..., because we are not in the position where we can breach the anti-trust.  We are not Microsoft.

 L. Dunlap                                                                                         Just finally, ... an exemption from the Swedish takeover rules in order to have more time to issue the offer document.  Is that a result of the approval of the S-4 and the shareholder meetings?  Is there anything else that may cause a bit of timing delay to get the offer document out?

B. Barbieri                                                                                         I really do think that the review by the Swedish Commission on approving the deal would be the ruling body and would be the process that we would need to engage with and then get complete with.

L. Dunlap                                                                                            But you need the S-4 approved and the Lawson shareholders approving the transaction before that actually happens.  Is that correct?

B. Barbieri                                                                                         Well, we need the S-4 document complete, and then it would be a simultaneous and contemporary process.

L Dunlap                                                                                               Okay, so the shareholders don’t necessarily have to approve it before the offer document goes out?  Lawson shareholders I’m referring to.

B. Barbieri                                                                                         The offer document will go out and then the Lawson shareholders will then be approving.

L. Dunlap                                                                                            Okay.  Thank you very much for your time.

B. Barbieri                                                                                         Okay.  Thank you.  What I’d like to do is thank you very much.  I appreciate some very, very good questions.  It’s a very exciting opportunity.  I know many of you we will either see in person—we have certain trips planned to amplify some of this—or certainly we will be available for follow-up phone calls and other interaction, but thank you very much for taking the time today for the call.

R. Wadhwani                                                                        Thank you.

Coordinator                                                                                Thank you for participating in today’s teleconference, and have a nice day.